# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NovaBridge Biosciences, CIK 0001778016
CUSIP: 44975P103
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: SUITE 400, 2440 RESEARCH BLVD, ROCKVILLE, Maryland (MD), 20850
Date of event which requires filing of this statement: 11/05/2026
Amends the filing with accession number 0000902664-20-003304
Filed by CIK 0001762304
Persons authorized to receive notices and communications: Richard A. Hornung, Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands (E9), KY1-9006, 656-603-0860; Adriana Schwartz, Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- HHLR Advisors, Ltd. (CIK 0001762304): type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,295,306; sole dispositive power 0; shared dispositive power 13,295,306; aggregate amount beneficially owned 13,295,306 (4.9% of the class)
  Comment: Consists of 5,780,568 ADSs representing 13,295,306 Ordinary Shares held by funds managed by HHLR. HHLR and HIM are under common control and share certain policies, personnel and resources.
- Hillhouse Investment Management, Ltd. (CIK 0001510589): type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,295,306; sole dispositive power 0; shared dispositive power 13,295,306; aggregate amount beneficially owned 13,295,306 (4.9% of the class)
  Comment: Consists of 5,780,568 ADSs representing 13,295,306 Ordinary Shares held by funds managed by HHLR. HHLR and HIM are under common control and share certain policies, personnel and resources.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: NovaBridge Biosciences
Address of issuer's principal executive offices: SUITE 400, 2440 RESEARCH BLVD, ROCKVILLE, Maryland (MD), 20850
Comment:
This Amendment No. 6 ("Amendment No. 6") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 14, 2020, as amended by Amendment No. 1 filed on December 21, 2021 with the SEC, Amendment No. 2 filed on March 25, 2021 with the SEC, Amendment No. 3 filed on June 24, 2021 with the SEC, Amendment No. 4 filed on September 27, 2021 with the SEC, Amendment No. 5 filed on June 30, 2023 with the SEC, and as amended hereby (the "Schedule 13D"), with respect to the ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of NovaBridge Biosciences (f/k/a I-MAB), an exempted Cayman Islands company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Items 5(a)-(c) and (e) as set forth below. This Amendment No. 6 is the final amendment to the Schedule 13D and constitutes an "exit filing" for each of the Reporting Persons.

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 44975P103 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, which are quoted on the Nasdaq Global Market under the symbol "NBP." Each 10 ADSs represents 23 Ordinary Shares.

## Item 2. Identity and Background
Name of person filing: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each Reporting Person. The percentage used in this Schedule 13D is calculated based upon 270,740,383 Ordinary Shares outstanding as of July 27, 2026, as reported in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 8, 2026.
Residence or business address: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Present principal occupation or employment: Information concerning transactions in the Ordinary Shares (which were in the form of ADS) effected by the Reporting Persons in the last 60 days is set forth in Annex A hereto and is incorporated herein by reference.
Criminal convictions in the last five years: November 5, 2026

## Signatures
- HHLR Advisors, Ltd.: /s/ Audrey Woon, Audrey Woon, Chief Compliance Officer (11/05/2026)
- Hillhouse Investment Management, Ltd.: /s/ Audrey Woon, Audrey Woon, Chief Compliance Officer (11/05/2026)